Exhibit 99.5

ANOORAQ RESOURCES CORPORATION

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and extraordinary general meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of Anooraq Resources Corporation (“Anooraq” or the “Company”) will be held at Suite 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, on June 24, 2010 at 11:00 a.m. (Vancouver time), for the following purposes:

A.	ANNUAL GENERAL MEETING MATTERS

1.	to receive the financial statements of the Company for its fiscal period ended December 31, 2009, together with the auditor’s report thereon;

2.	to elect nine (9) directors of the Company for the ensuing year;

3.	to appoint an auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

B.	EXTRAORDINARY MEETING MATTERS

4.	to consider and, if thought fit, approve a special resolution of shareholders to approve the change of name from Anooraq Resources Corporation to Atlatsa Resources Corporation as more particularly set out in the Information Circular; and

C.	GENERAL MATTERS

5.	to consider any amendment to, or variation of, any matter identified in this notice and to transact such further business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is May 19, 2010 (the “Record Date”). Shareholders of Anooraq whose names have been entered in either the Company’s Canadian register of shareholders or South African register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Shareholders whose Common Shares are Registered on the Company’s Canadian Register of Shareholders

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of Canadian proxy (blue) for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada by fax (1-866-249-7775) or by mail or by hand to 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Beneficial shareholders should refer to the Information Circular for voting information.

Shareholders whose Common Shares are registered directly or indirectly on the Company’s South African Register of Shareholders

Shareholders holding Common Share certificates in their own names and shareholders who have dematerialised their Common Shares and have elected “own-name” registration in the sub-register through a Central Securities Depositary Participant (“CSDP”), may attend the Meeting in person or, if they are unable to attend the Meeting but wish to be represented thereat, must complete and return the attached South African form of proxy (yellow), to the offices of the Company’s transfer agent (by mail at Computershare Investor Services (Pty) Limited, PO Box 61051, Marshalltown, 2107 or by hand at Computershare Investor Services (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 to be received prior to 2:00 p.m. (Toronto time) on Tuesday, June 22, 2010 or, if the Meeting is adjourned, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the City of Toronto) before the commencement of the adjourned Meeting or may be deposited with the Chairman of the Meeting prior to the commencement thereof.

Shareholders who have dematerialised their Common Shares through a CSDP or broker and who have not elected “own-name” registration in the sub-register maintained by a CSDP and Shareholders who hold certificated Common Shares through a nominee, who wish to attend the Meeting must instruct their CSDP, broker or nominee to issue them with the necessary letter of representation to attend, or, if they do not wish to attend the general meeting but wish to be represented thereat, they must provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised Common Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

Shareholders who have disposed of some or all of their Common Shares, or their interest in such Common Shares, should forward a copy of the Information Circular, together with the attached forms, to the purchaser to whom, or the broker or agent through whom, they disposed of their Common Shares or their interest therein.

If you are in any doubt as to the action you should take, please consult your broker, intermediary, CSDP, banker, accountant, attorney or other professional adviser immediately.

DATED at Vancouver, British Columbia this 26th day of May, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Philip Kotze
President and Chief Executive Officer

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